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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
           -----------------------------------------------------------

                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Register.com, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Delaware                                11-323 9091
--------------------------------------------------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

 575 Eighth Avenue, 8th Floor, New York, NY                          10018
--------------------------------------------------------------------------------
 (Address of principal executive offices)                          (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered

------------------------------------   -----------------------------------------

------------------------------------   -----------------------------------------

------------------------------------   -----------------------------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|

If this form relates to the registration of a class of securities pursuant
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates: ---------------------------------- (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)





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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On October 28, 2002 the Board of Directors of Register.com, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock. The dividend is payable on November 12, 2002 to the stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") of the Company at a price of $32.00 per unit (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of October 28, 2002 (the "Rights Agreement"), by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement").

     Until the earlier to occur of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Persons") or (ii) ten business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the bidder's beneficial ownership of 15% or more of the outstanding common stock (the earlier of such dates is referred to as the "Distribution Date"), the Rights will be evidenced by the Company's common stock certificates.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the record date, upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates of common stock will also constitute the transfer of the Rights 9 associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Rights certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on November 12, 2012 unless the final expiration date is extended or the Rights are earlier redeemed or exchanged by the Company.

     The Purchase Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (b) upon the grant to holders of the units of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase units of Series A Preferred Stock at a price, or securities convertible into units of Series A Preferred Stock with a conversion price, less than the then current market price of the units of Series A Preferred Stock or (c) upon the distribution to holders of the units of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series A Preferred Stock) or of subscription rights or warrants.

     The number of outstanding rights and the number of units of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.


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     The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, each share of Series A Preferred Stock will be entitled to a payment of 1,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These Rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights, the value of each unit of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

     If, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an Acquiring Person or one of its affiliates, or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person or one of its affiliates, provision will be made so that each holder of a Right will have the right to receive, upon exercise at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the Right.

     If any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding shares of common stock, provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will be void), will have the right to receive upon exercise that number of shares of Series A Preferred Stock (or cash, other securities or property) having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by that person or group which have become void), in whole or in part, at an exchange ratio per unit of Series A Preferred Stock which shall equal the Purchase Price divided by the then current market price per unit of Series A Preferred Stock on the earlier of
(i) the date on which any person becomes an Acquiring Person and (ii) the date on which a tender or exchange offer is announced that would result in the bidder's beneficial ownership of 15% or more of the shares of common stock then outstanding.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one-hundred-thousandth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash for fractional shares will be made based on the market price per unit of Series A Preferred Stock on the last trading day prior to the date of exercise.

     At any time on or prior to the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons acquire beneficial ownership of 15% or more of the common stock or (ii) the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer that would result in the bidder's beneficial ownership of 15% or more of the shares of common stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the


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Rights, the Rights will no longer be exercisable and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights except that from and after such time that there is an Acquiring Person no amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the occurrence of a Distribution Date.

     The Rights Agreement, specifying the terms of the Rights, is attached as
Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


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ITEM 2.  EXHIBITS.



         3.1* Certificate of Designation of Rights, Preferences and Privileges of the Series A Junior Participating Preferred Stock of Register.com, Inc.

         4.1* Rights Agreement, dated as of October 28, 2002, by and between Register.com, Inc. and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation of Rights, Preferences and Privileges of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C.

         (*) Previously filed as an Exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2002, and incorporated herein by reference.





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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  REGISTER.COM, INC.
                                 -----------------------------------------------
                                                     (Registrant)

      October 29, 2002                             /s/ Jack S. Levy
----------------------------     -----------------------------------------------
           Date                   Jack S. Levy, Vice President, General Counsel
                                                     and Secretary





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                                  EXHIBIT INDEX


EXHIBIT
NUMBER         DOCUMENT DESCRIPTION
-------        --------------------

3.1* Certificate of Designation of Rights, Preferences and Privileges of the Series A Junior Participating Preferred Stock of Register.com, Inc.

4.1* Rights Agreement, dated as of October 28, 2002, by and between Register.com, Inc. and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation of Rights, Preferences and Privileges of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C.

(*) Previously filed as an Exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2002, and incorporated herein by reference.